Exhibit 99.56

NEWS RELEASE

ORLA MINING AWARDS EPCM CONTRACT FOR CAMINO ROJO TO

M3 ENGINEERING

VANCOUVER, BC – September 9, 2019 - Orla Mining Ltd. (TSX: OLA) ("Orla" or the "Company") is pleased to announce that the Company has awarded the engineering, procurement and construction management (“EPCM”) contract for the Camino Rojo oxide gold project located in Zacatecas State, Mexico to M3 Engineering & Technology Corporation (“M3”). M3 is a full service EPCM firm headquartered in Tucson, Arizona and has provided services to over 10,000 projects for some 1,000 clients in its 33-year history. Work on the Camino Rojo project will be undertaken out of the M3 office in Hermosillo, Mexico with senior review and support from the Tucson, Arizona office. M3 will be responsible for detailed engineering, construction planning and execution, contractor management and cost control for the project under the auspices of Orla management. Orla expects to begin engineering work by mid-September. The selection of M3 and commencement of any EPCM work is subject to entering into a definitive agreement with M3.

“M3 has a wealth of engineering knowledge and with its extensive experience in Mexico, it is well suited to design and build the Camino Rojo project on time and on budget”, stated Jason Simpson, President and Chief Executive Officer of Orla. “We look forward to commencing detailed engineering work by mid-September as we work with M3 to build a high-quality project that begins to produce gold in mid-2021.”

As detailed in the June 25, 2019 news release and subsequently filed technical report, the Camino Rojo oxide project is a robust project with low capital intensity, rapid payback and high margins consisting of an 18,000 tonne per day heap-leach open pit operation. An estimated 44.0 million tonnes grading 0.73 g/t Au and 14.2 g.t Ag is expected to be processed during a 6.8-year mine life. Gold production is expected to average 97,000 oz of gold per year at an estimated all-in sustaining cost of US$576 per ounce of gold.

Permitting

Orla has submitted the permit applications to SEMARNAT for the Manifesto de Impacto Ambiental (“MIA”) and the Change of Land Use (“ETJ”) permits at the end of August. The legislated timelines for the review of properly prepared MIA and ETJ applications and mine operating permits for a project that does not affect federally protected biospheres or ecological reserves are 120 working days and 105 working days, respectively, which can be completed concurrently.

Financing

Discussion are well underway with various lenders and financiers and Orla continues to progress according to schedule in developing the optimum structure to finance the development of the Camino Rojo oxide project.

NEWS RELEASE

Qualified Persons

Hans Smit, P.Geo. Chief Operating Officer of Orla, has reviewed and verified all technical and scientific information contained in this news release and is a Qualified Person within the meaning of NI 43-101.

About Orla Mining Ltd.

Orla is developing the Camino Rojo Oxide Gold Project, an advanced gold and silver open-pit and heap leach project, located in Zacatecas State, Central Mexico. The project is 100% owned by Orla and covers over 200,000 hectares. Estimated Mineral Reserves as of June 24, 2019 are 44.0 million tonnes at a gold grade of 0.73 grams per tonne (“g/t”) and a silver grade of 14.2 g/t, for total mineral reserves of 1.03 million ounces of gold and 20.1 million ounces of silver. (Comprised of Proven Mineral Reserves of 14,595,000 tonnes at 0.79 g/t gold and 15.1 g/t silver and Probable Mineral Reserves of 29,424,000 tonnes at 0.70 g/t gold and 13.7 g/t silver). The technical report entitled “Feasibility Study, NI 43-101 Technical Report on the Camino Rojo Gold Project — Municipality of Mazapil, Zacatecas, Mexico” dated June 25, 2019 is available on SEDAR under the Company's profile as well as on Orla’s website at www.orlamining.com. Orla also owns 100% of the Cerro Quema Project located in Panama which includes a near-term gold production scenario and various exploration targets. The Cerro Quema Project is a proposed open pit mine and gold heap leach operation. Please refer to the "Cerro Quema Project - Pre-feasibility Study on the La Pava and Quemita Oxide Gold Deposits" dated August 15, 2014, which is available on SEDAR.

On behalf of the Board of Directors

For further information, please contact:

Jason Simpson

President & Chief Executive Officer

Etienne Morin

Chief Financial Officer

www.orlamining.com

info@orlamining.com

NEWS RELEASE

Forward-looking and Cautionary Statements

This news release contains certain “forward-looking statements” within the meaning of Canadian and United States securities legislation, including, without limitation, statements with respect to the results of the Feasibility Study, including but not limited to the mineral resource and mineral reserve estimation, mine plan and operations, internal rate of return, sensitivities, taxes, net present value, potential recoveries, design parameters, operating costs, capital costs, production data and economic potential; the timing and costs for production decisions; financing timelines and requirements; permitting timelines and requirements; requirements for additional land; exploration and planned exploration programs, the potential for discovery of additional mineral resources; upside opportunities including pit wall angles, land agreements, the development of the sulphide mineral resource and exploration potential; timing for start of engineering work, construction, and receipt of permits; timing for first gold production; and the Company's objectives and strategies. Forward-looking statements are statements that are not historical facts which address events, results, outcomes or developments that the Company expects to occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Certain material assumptions regarding such forward-looking statements are discussed in this news release, including without limitation, assumptions regarding the ability to enter into a definitive agreement with M3; price of gold and silver; the accuracy of mineral resource and mineral reserve estimations; that there will be no material adverse change affecting the Company or its properties; that all required permits and approvals will be obtained; that social or environmental issues might exist, are well understood and will be properly managed; and that there will be no significant disruptions affecting the Company or its properties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: failing to enter into a definitive agreement with M3; risks related to uncertainties inherent in the preparation of feasibility studies, drill results and the estimation of mineral resources and mineral reserves, including changes in the economic parameters; risks relating to not securing agreements with third parties or not receiving required permits; risks associated with executing the Company’s objectives and strategies, including costs and expenses, as well as those risk factors discussed in the Company’s most recently filed management’s discussion and analysis, as well as its annual information form dated March 28, 2019, available on www.sedar.com. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.

Non-IFRS Measures

The Company has included certain non-IFRS performance measures as detailed below. In the gold mining industry, these are common performance measures but may not be comparable to similar measures presented by other issuers and the non-IFRS measures do not have any standardized meaning. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

All-In Sustaining Costs (“AISC”) – the Company has disclosed an AISC performance measure that reflects all of the expenditures that are required to produce an ounce of gold from operations. While there is no standardized meaning of the measure across the industry, the Company's definition conforms to the all-in sustaining cost definition as set out by the World Gold Council in its guidance dated June 27, 2013. The Company believes that this measure will be useful to external users in assessing operating performance and the ability to generate free cash flow from current operations.

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